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       As filed with the Securities and Exchange Commission on December 19, 1997

                                                Securities Act File no. 33-81640

                                        Investment Company Act File no. 811-8632




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13E-4



                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)



                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.
                                (Name of Issuer)



                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.
                      (Name of Person(s) Filing Statement)



                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   88022J107
                      (CUSIP Number of Class of Securities)

                             Barbara J. Green, Esq.
                   Templeton Vietnam Opportunities Fund, Inc.
                             500 East Broward Blvd.
                       Ft. Lauderdale, Florida 33394-3091
                                 (800) 770-5001
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies to:
                             Allan S. Mostoff, Esq.
                             Dechert Price & Rhoads
                               1500 K Street, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 626-3300

                                December 19, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


              Transaction                        Amount of
              Valuation (a):$32,516,467.14        Filing Fee (b): $6,503.29



(a) Calculated as the aggregate maximum purchase price to be paid for shares in the offer, based upon the net asset value per share ($8.07) at December 15, 1997.

(b)   Calculated as 1/50th of 1% of the Transaction Valuation.



/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:

      Form or Registration No.:

      Filing Party:

      Date Filed:


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ITEM 1.     SECURITY AND ISSUER.

            (a) The name of the issuer is Templeton Vietnam Opportunities Fund, Inc. (the "Fund"), a non-diversified, closed-end management investment company. The principal executive office of the Fund is 500 East Broward Blvd., Ft. Lauderdale, Florida 33394-3091.

            (b) The Fund is seeking tenders for up to 4,029,302 (approximately 50%) of its issued and outstanding shares of common stock, par value $.01 per share (the "Shares") for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on January 20, 1998, unless the Offer is extended, subject to the terms and conditions set forth in the Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 20, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond January 20, 1998, the purchase price for Shares will be equal to their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(2)(i) to this statement, respectively.

            As of December 19, 1997, there were 8,058,603 Shares issued and outstanding.

            Reference is made to the Cover Page, Section 1 - "Price; Number of Shares," Section 3 "Alternative Investment" and Section 10 - "Interest of Certain Related Persons" of the Offer to Purchase, which are incorporated by reference.

            (c) The principal market in which the Shares are traded is the New York Stock Exchange. Reference is made to the Cover Page and Section 8 - "Price Range of Shares; Dividends" of the Offer to Purchase, which are incorporated by reference.

            (d) Not applicable.

ITEM 2.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a)-(b) Reference is made to Section 13 - "Source and Amount of Funds" of the Offer to Purchase, which is incorporated by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

            Reference is made to Section 7 - "Purpose of the Offer; Plans or Proposals of the Fund," Section 8 - "Price Range of Shares; Dividends," Section 11 - "Certain Effects of the Offer" and Section 13 - "Source and Amount of Funds" of the Offer to Purchase, which are incorporated by reference.

ITEM 4.     INTEREST IN SECURITIES OF THE ISSUER.

            Reference is made to Section 10 - "Interest of Certain Related Persons" of the Offer to Purchase, which is incorporated by reference. To the Fund's knowledge, there have not been any transactions in Shares of the Fund that were effected during the past 40 business days by
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the Fund, any member of the Board or executive officer of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of the foregoing, including any officer or director of any such subsidiary. To the Fund's knowledge, no officer, director or affiliate of the Fund intends to tender Shares pursuant to the Offer.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

            Reference is made to Section 2 - "Procedure for Tendering Shares,"
Section 3 - "Alternative Investment," Section 5 - "Payment For Shares," Section 7 - "Purpose of the Offer; Plans or Proposals of the Fund" and Section 13 - "Source and Amount of Funds" of the Offer to Purchase, which are incorporated by reference.

            Except as set forth in those sections or otherwise in the Offer to Purchase, the Fund does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer between the (A) Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (B) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            The Fund has entered into a Depositary Agreement and an Information Agent Services Agreement, each dated as of December 19, 1997, with ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") to provide certain depositary and information agent services in connection with the Offer. For its services under the Depositary Agreement, ChaseMellon will receive a fee approximating ($45,000), plus expenses. The Depositary Agreement is filed as Exhibit (c)(1) to this statement and is incorporated by reference. For its services under the Information Agent Services Agreement, ChaseMellon will receive a fee approximating ($3,500), plus $3.50 per phone call and expenses. The Information Agent Services Agreement is filed as Exhibit (c)(2) to this statement and is incorporated by reference.

            No other persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7.     FINANCIAL INFORMATION

            (a)(1) The Fund's audited financial statements for the fiscal years ended March 31, 1997 and March 31, 1996 (the "Audited Financial Statements"), together with the consent of McGladrey & Pullen, LLP, the independent auditors of the Fund, are included as part of Exhibit (a)(1) attached hereto, which is incorporated by reference in its entirety.

            (2) The Fund is not required to file quarterly reports under the Securities Exchange Act of 1934, as amended. Unaudited financial statements for the six months ended September 30, 1997, which were included in the Fund's semi-annual report to shareholders, and unaudited financial statements for the period from April 1, 1997 to December 11, 1997, are included as part of Exhibit
(a)(1) which is incorporated by reference in its entirety.


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            (3) Not applicable, however, certain ratios applicable to the Fund for the period April 1, 1995 to March 31, 1997 are contained in the Audited Financial Statements. Certain ratios applicable to the Fund for the period
April 1, 1997 to September 30, 1997 are contained in the Unaudited Financial Statements, which are included as part of Exhibit (a)(1) and are incorporated by reference in its entirety.

            (4) The Fund's NAV per share as of March 31, 1997 and as of September 30, 1997 are set forth in Section 8 - "Price Range of Shares; Dividends" and Section 9 - "Selected Financial Information" of the Offer to Purchase, which is incorporated by reference; that information is also set forth in the Audited Financial Statements and the Unaudited Financial Statements, respectively.

            (b)(1) Historical and Pro Forma Statements of Assets and Liabilities (assuming a 25% and 50% tender of shares) as of December 12, 1997 September 30, 1997 and March 31, 1997 (the "Pro Forma Financial Statements") are included as part of Exhibit (a)(1) attached hereto, which is incorporated by reference in its entirety.

               (2) Historical and Pro Forma Statements of Operations (assuming a 25% and 50% tender of shares) for the period April 1, 1997 to December 12, 1997, the six months ended September 30, 1997 and the year ended March 31, 1997. The pro forma ratio of expenses to average net assets is included with the Historical - Pro Forma Statements of Operations.

               (3) The pro forma net asset value per share is included with
(b)(1) above.

ITEM 8.     ADDITIONAL INFORMATION

            (a)-(d) Not applicable.

            (e) The Offer to Purchase, which is filed as Exhibit (a)(1), is incorporated by reference in its entirety.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS:

            (a) (1) (i)  Advertisement printed in The Wall Street Journal.
            (a) (1) (ii) Offer to Purchase.
            (a) (2) (i)  Form of Letter of Transmittal.
            (a) (2) (ii) Form of Notice of Guaranteed Delivery.
            (a) (2) (iii)Form of Templeton Funds Application.
            (a) (3) (i)  Form of Letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and other Nominees.
            (a) (3) (ii) Form of Letter to Clients of Brokers, Dealers,
                         Commercial Banks, Trust Companies and other Nominees.
            (a) (3) (iii)Form of Letter to Shareholders who have requested
                         Information.
            (a) (4)      Text of Press Release dated December 19, 1997.
            (b)          Not applicable.
            (c) (1)      Depositary Agreement, dated as of December 19, 1997,
                         between the Fund and ChaseMellon Shareholder Services,
                         L.L.C.


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            (c) (2)      Investment Advisory Agreement, dated as of September
                         15, 1994, between the Fund and Templeton Asset Management Limited (formerly Templeton Investment Management (Singapore) Pte. Ltd.).
            (c) (3) Information Agent Services Agreement between the Fund and ChaseMellon Shareholder Services, L.L.C. dated as of December 19, 1997.
            (d)-(f)      Not applicable.


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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.


/s/ BARBARA J. GREEN                        /s/ JEFFREY L. STEELE

By:  Barbara J. Green                       By: Jeffrey L. Steele

Title: Secretary                            Title: Assistant Secretary

Date:  December 19, 1997


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                                  EXHIBIT INDEX



(a)(1)(i)      Advertisement printed in The Wall Street Journal.

(a)(1)(ii)     Offer to Purchase.

(a)(2)(i)      Form of Letter of Transmittal.

(a)(2)(ii)     Form of Notice of Guaranteed Delivery.

(a)(2)(iii)    Form of Templeton Funds Application Form.

(a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(3)(iii)    Form of Letter to Shareholders who have requested information.

(a)(4)         Text of Press Release dated December 19, 1997.

(b)            Not applicable.

(c)(1) Depositary Agreement, dated as of December 19, 1997, between the Fund and ChaseMellon Shareholder Services, L.L.C.

(c)(2)         Investment Advisory Agreement, dated as of September 15,
               1994, between the Fund and Templeton Asset Management Limited (formerly Templeton Investment Management (Singapore) Pte. Ltd.).

(c)(3) Information Agent Services Agreement, dated as of December 19, 1997, between the Fund and ChaseMellon Shareholder Services, L.L.C.

(d)-(f)        Not applicable.



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